Exhibit 16.1
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                             [Tanner LC Letterhead]








April 15, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements included under Item 4.01 in the Form 8-K dated March 31, 2005, of Paradigm Medical Industries, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements therein insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement of Chisholm Bierwolf & Nilson, LLC or the approval of such engagement by the Audit Committee.

Very truly yours,

/s/ Tanner LC